EXHIBIT 99.1

TransAlta Corporation Announces Results of the 2026 Annual and Special Meeting of Shareholders and Election of all Directors

CALGARY, Alberta, April 30, 2026 (GLOBE NEWSWIRE) -- TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta" or the "Company") held its Annual and Special Meeting of Shareholders (“the Meeting”) on April 30, 2026. The total number of common shares represented by shareholders at the Meeting and by proxy was 188,939,751, representing 63.55 per cent of the Company’s outstanding common shares.

The following resolutions were considered by shareholders:

Election of Directors

The nine director nominees proposed by management were elected. The votes by ballot were received as follows:

Nominee	Votes For	Per cent	Against	Per cent
Brian Baker	169,367,796	92.54	13,662,120	7.46
John P. Dielwart	181,971,364	99.42	1,058,552	0.58
Laura W. Folse	182,079,603	99.48	950,310	0.52
Joel E. Hunter	182,377,197	99.64	652,249	0.36
Thomas M. O’Flynn	182,117,078	99.50	912,838	0.50
Bryan D. Pinney	181,353,532	99.08	1,676,382	0.92
James Reid	182,367,358	99.64	662,558	0.36
Manjit K. Sharma	182,312,612	99.61	717,302	0.39
Sandra R. Sharman	181,766,236	99.31	1,261,882	0.69

Appointment of Auditors

The appointment of Ernst & Young LLP to serve as the auditors for 2026 was approved. The votes by ballot were received as follows:

Votes For	Per cent	Abstained	Per cent

187,406,979	99.19	1,532,770	0.81

Advisory Vote on Executive Compensation

The non-binding advisory vote to accept the Corporation's approach to executive compensation was approved. The votes by ballot were received as follows:

Votes For	Per cent	Against	Per cent
176,968,517	96.69	6,061,396	3.31

Increase in Shares Available for Issuance Under Share Unit Plan

The resolution approving the increase in the number of common shares reserved for issuance under the Corporation’s Share Unit Plan was approved. The votes by ballot were received as follows:

Votes For	Per cent	Against	Per cent
186,169,941	98.53	2,769,806	1.47

About TransAlta Corporation:

TransAlta is one of Canada’s largest publicly traded power generators, delivering reliable electricity across Canada, the United States and Western Australia. For more than 100 years, our people have safely operated and evolved essential energy infrastructure that powers customers and communities. Our technology-diverse portfolio and disciplined execution allow us to deliver dependable power across evolving energy systems. We take a practical, responsible approach to meeting today’s energy needs while building for what comes next.
For more information about TransAlta, visit our web site at transalta.com.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com